Exhibit 99.1

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share data)

UNAUDITED

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2014	2013	2014	2013
Revenue	5	$593,563	$455,472	$1,200,272	$661,390
Costs and expenses:
Cost of revenue		182,584	142,421	378,580	206,435
Research and development		40,366	28,761	87,123	50,944
Sales and marketing		117,801	112,843	246,900	160,472
General and administrative		37,009	16,285	110,387	22,799

Total costs and expenses	6	377,760	300,310	822,990	440,650

Net finance income (costs)		(264)	7	(532)	10
Profit before tax		215,539	155,169	376,750	220,750

Income tax expense	8	50,169	29,254	84,181	42,184

Profit		$165,370	$125,915	$292,569	$178,566

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	9	$0.53	$0.41	$0.96	$0.59

Diluted earnings per share	9	$0.52	$0.39	$0.93	$0.55

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Profit for the period	$165,370	$125,915	$292,569	$178,566

Other comprehensive income:
Items that may be subsequently reclassified to profit
Exchange difference on translation of foreign subsidiaries, net of tax $0	(1,320)	678	1,427	(648)

Total comprehensive income for the period	$164,050	$126,593	$293,996	$177,918

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

		June 30,	December 31,
	Notes	2014	2013
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	10	$832,220	$408,695
Trade and other receivables	11	205,786	216,881
Income tax receivable		—	1,379

Total current assets		1,038,006	626,955
Non current assets
Intangible assets, net	12	11,943	9,239
Property, plant and equipment, net	13	21,821	14,258
Deferred tax assets	14	27,151	47,440
Income tax receivable		134,545	103,534
Other deposits		10,176	5,437

Total non current assets		205,636	179,908

Total assets		$1,243,642	$806,863

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	15	131,103	172,107
Deferred revenue		11,726	10,942
Income tax liabilities		97,126	118,728
Provision for other liabilities		12,251	15,513

Total current liabilities		252,206	317,290
Non current liabilities
Deferred tax liabilities	14	23	17
Income tax liabilities		157,074	120,903
Provision for other liabilities		1,304	1,266

Total non current liabilities		158,401	122,186

Total liabilities		$410,607	$439,476

Shareholders’ equity
Share capital	16	78	65
Other reserves		456,177	65,995
Retained earnings		376,780	301,327

Total shareholders’ equity		833,035	367,387

Total liabilities and shareholders’ equity		$1,243,642	$806,863

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US$ thousands)

UNAUDITED

		Other Reserves
	Share capital	Other reserves	Other comprehensive income - translation reserve	Share based payment reserve	Retained earnings	Total shareholders’ equity

Balance as of January 1, 2013	$25	$3,695	$(280)	$9,639	$20,452	$33,531
Profit for the period	—	—	—	—	178,566	178,566
Currency translation differences	—	—	(648)	—	—	(648)

Total comprehensive income for the period	—	—	(648)	—	178,566	177,918
Share based payments	—	—	—	16,410	—	16,410

Balance as of June 30, 2013	$25	$3,695	$(928)	$26,049	$199,018	$227,859

Balance as of January 1, 2014	$65	$3,695	$3,782	$58,518	$301,327	$367,387
Profit for the period	—	—	—	—	292,569	292,569
Currency translation differences	—	—	1,427	—	—	1,427

Total comprehensive income for the period	—	—	1,427	—	292,569	293,996
Share-based payments	—	—	—	60,540	—	60,540
Issuance of shares	55	71	—	(71)	—	55
Cancellation of shares	(42)	—	—	—	—	(42)
Reorganization and initial public offering(1)	—	328,215	—	—	—	328,215
Dividends paid	—	—	—	—	(217,116)	(217,116)

Balance as of June 30, 2014	$78	$331,981	$5,209	$118,987	$376,780	$833,035

The amounts above are shown net of income tax expense.

(1)	Refer to note 2 for details on the reorganization that occurred during the six months ended June 30, 2014.

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

UNAUDITED

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities
Profit before tax	$376,750	$220,750
Adjustments to reconcile profit before tax to cash flows from operating activities:
Amortization	1,712	937
Depreciation	4,107	1,442
Equity settled share-based payments	68,838	3,518
Loss on disposal of property, plant and equipment & derecognition of intangible assets	654	—
Net finance costs (income)	532	(10)
Increase in deferred revenue	784	5,956
Decrease (increase) in trade and other receivables	6,192	(174,971)
(Decrease) increase in trade and other payables	(53,112)	84,154

Cash flows from operating activities	406,457	141,776
Interest received	114	10
Interest paid	(567)	—
Income tax paid	(80,107)	(175)

Net cash generated from operating activities	325,897	141,611

Cash flows from investing activities
Purchases of intangible assets	(3,890)	(3,104)
Purchase of property, plant and equipment	(12,028)	(4,545)
Purchase of a business, net of cash acquired	(1,150)	—

Net cash used in investing activities	(17,068)	(7,649)

Cash flows from financing activities
Payment of dividends	(217,116)	—
Proceeds from sale of share capital on IPO	329,404	—
Proceeds from sale of share capital	3,034	—
Repurchase of shares	(1,240)	—

Net cash from financing activities	114,082	—

Net increase in cash and cash equivalents	422,911	133,962

Cash and cash equivalents at the beginning of the period	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	614	(874)

Cash and cash equivalents at the end of the period	$832,220	$161,000

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	General information

King Digital Entertainment plc (KDE) and its subsidiaries (together, the Group or the Company) produce and distribute online games on multiple platforms. The Company is incorporated under the laws of Ireland under the Irish Companies Act (1963-2013). Its registered office is Fitzwilton House, Wilton Place, Dublin 2, Ireland.

The Company historically conducted its business through Midasplayer International Holding Company Limited (MIHC).

These condensed consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands ($000), except per share amounts or when otherwise indicated. The accounting policies adopted are consistent with those applied to the consolidated financial statements for the year ended December 31, 2013, that were set forth in our final prospectus that was filed with the Securities and Exchange Commission on March 27, 2014.

2.	Corporate reorganization and initial public offering

On March 25, 2014, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company. KDE became the ultimate parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company.

On March 26, 2014, the Company completed an initial public offering (IPO) of its ordinary shares, which resulted in the sale of 15,533,334 ordinary shares by the Company and 6,666,666 ordinary shares held by certain of its shareholders at a price of $22.50 per ordinary share. The Company received net proceeds from the IPO of $329,403,764, based upon the price of $22.50 per ordinary share and after deducting underwriting discounts and commissions paid by the Company. The Company received no proceeds from the sale of ordinary shares by the shareholders. Upon the close of the IPO, all of the Company’s outstanding share classes converted into ordinary shares, with the exception of Euro deferred shares.

3.	Basis of preparation

The condensed consolidated financial statements of the Group for the six months ended June 30, 2014 and 2013 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The Group adopted the following standards, interpretations and amendments to published standards effective in the six months ended June 30, 2014:

•	Amendments to IAS 36 ‘Impairment of assets’ on recoverable amount disclosures.

•	IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

The adoptions of the pronouncements and amendments described above did not have a material impact on the results and financial position of the Group.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

4.	Critical accounting estimates and judgements

The preparation of interim financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates and judgements.

Estimates and judgements are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2013.

5.	Segments and geographical information

The Group has one operating segment with one business activity, developing and monetizing web and mobile games.

The following represents revenue based on geographic location of paying players:

	Three Month Ended June 30,		Six Month Ended June 30,
	2014	2013	2014	2013
(in thousands)
United States	$292,815	$235,870	$599,271	$321,357
United Kingdom	53,374	48,575	106,493	73,831
Rest of World (1)	247,374	171,027	494,508	266,202

Total revenue	$593,563	$455,472	$1,200,272	$661,390

(1)	No individual country exceeded 10% of our total revenue for any period presented.

The following represents non-current assets by location:

	June 30,	December 31,
	2014	2013
(in thousands)
Malta	$146,070	$112,053
United Kingdom	12,858	7,329
Rest of World	19,557	13,086

Non-current assets	$178,485	$132,468

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

6.	Costs and expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
(in thousands)
Payments to social & mobile platform providers	$175,518	$135,595	$362,303	$194,188
Marketing and advertising	110,693	109,447	230,064	154,335
Employee benefits expense (note 7)	61,492	34,594	165,585	60,904
Office and related services	9,184	4,049	15,801	6,795
Operating lease payments	2,332	758	4,108	1,321
Depreciation of property, plant and equipment (note 13)	2,189	855	4,107	1,442
Amortization of intangibles (note 12)	865	490	1,712	937
Other expenses	17,433	14,909	37,193	21,756
Net foreign exchange loss (gain)	(1,946)	(387)	2,117	(1,028)

Total costs and expenses	$377,760	$300,310	$822,990	$440,650

7.	Employee benefits expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
(in thousands)
Wages and salaries, including other termination benefits	$25,564	$10,226	$66,039	$18,883
Share-based payments	28,103	16,973	79,160	29,040
Social security costs	4,981	6,516	15,604	11,328
Pension costs - defined contribution plans	1,112	540	1,909	974
Other charges	1,732	339	2,873	679

Total employee benefit expense	$61,492	$34,594	$165,585	$60,904

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

8.	Income tax

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
(in thousands)
Current tax:
Current tax on profit for the period	$53,636	$35,581	$79,005	$51,875
Adjustment in respect to prior years	92	—	92	—

Total current tax	$53,728	$35,581	$79,097	$51,875
Deferred tax:
Origination and reversal of temporary differences	(3,559)	(6,327)	5,084	(9,691)

Total deferred tax	$(3,559)	$(6,327)	$5,084	$(9,691)

Total income tax expense	$50,169	$29,254	$84,181	$42,184

9.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted-average number of ordinary and preference shares in issue during the period. Restricted shares, share options and restricted stock units on a weighted average basis have been included in the diluted earnings per share calculation.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2014	2013	2014	2013
Basic:
Profit attributable to equity holders of the Company ($)	165,370	125,915	292,569	178,566
Weighted average number of shares in issue	309,880	305,551	304,308	304,582
Basic earnings per share ($)	0.53	0.41	0.96	0.59
Diluted:
Profit attributable to equity holders of the Company ($)	165,370	125,915	292,569	178,566
Weighted average number of shares in issue	318,272	325,729	314,124	325,449
Diluted earnings per share ($)	0.52	0.39	0.93	0.55

10.	Cash and cash equivalents

	June 30,	December 31,
	2014	2013
(in thousands)
Cash at bank and in hand	$829,197	$405,440
Cash held on behalf of customers	3,023	3,255

Total cash and cash equivalents	$832,220	$408,695

Cash held on behalf of customers from the Group’s online skill tournament business is subject to some restrictions over its use. An equal liability is recognized in the statement of financial position within trade and other payables (note 15).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

11.	Trade and other receivables

	June 30,	December 31,
	2014	2013
(in thousands)
Trade receivables	$189,786	$208,282
Prepayments and other receivables	16,000	8,599

Current trade and other receivables	$205,786	$216,881

Trade receivables relate to remittances in respect of web and mobile platform services. The Group assesses the credit quality of third parties it contracts with.

There are no concerns about the collectability of this balance due to the credit quality of the service providers.

12.	Intangible assets

	Goodwill	Patents	Domain names	Computer software	Internally generated software	Total
(in thousands)
Cost
As of January 1, 2014	$60	$2,150	$841	$1,423	$9,381	$13,855
Additions	—	—	—	166	3,724	3,890
Acquisition of subsidiary	—	—	—	1,175	—	1,175
Derecognition	—	—	—	—	(669)	(669)
Exchange differences	—	—	(6)	34	(38)	(10)

As of June 30, 2014	$60	$2,150	$835	$2,798	$12,398	$18,241

Accumulated amortization
As of January 1, 2014	$—	$80	$313	$323	$3,900	$4,616
Charge for the period	—	114	21	283	1,294	1,712
Derecognition	—	—	—	—	(25)	(25)
Exchange differences	—	—	(3)	18	(20)	(5)

As of June 30, 2014	$—	$194	$331	$624	$5,149	$6,298

Carrying amount
As of December 31, 2013	60	2,070	528	1,100	5,481	9,239
As of June 30, 2014	$60	$1,956	$504	$2,174	$7,249	$11,943

Derecognition represents internally generated software abandoned during the period.

The amortization expense for the six month period ended June 30, 2014 of $1,712,000 (2013: $937,000) is included in ‘Costs and expenses’, within general and administrative and research and development expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

13.	Property, plant and equipment

	Fixtures, fittings and office equipment	Leasehold improvements	Computer hardware	Total
(in thousands)
Cost
As of January 1, 2014	$2,100	$2,624	$15,348	$20,072
Additions	1,809	3,667	6,552	12,028
Disposals	(18)	—	(41)	(59)
Exchange differences	(13)	29	(588)	(572)

As of June 30, 2014	$3,878	$6,320	$21,271	$31,469

Accumulated depreciation
As of January 1, 2014	$429	$188	$5,197	$5,814
Charge for the period	473	313	3,321	4,107
Disposals	(18)	—	(31)	(49)
Exchange differences	(7)	4	(221)	(224)

As of June 30, 2014	$877	$505	$8,266	$9,648

Carrying amount
As of December 31, 2013	1,671	2,436	10,151	14,258
As of June 30, 2014	$3,001	$5,815	$13,005	$21,821

The depreciation expense for the six month period ended June 30, 2014 of $4,107,000 (2013: $1,442,000) is included in ‘Costs and expenses’ in general and administrative expenses.

14.	Deferred taxation

Deferred tax assets and liabilities are reflected in the condensed consolidated statements of financial position, as follows:

	June 30,	December 31,
	2014	2013
(in thousands)
Deferred tax assets	$27,151	$47,440
Deferred tax liabilities	(23)	(17)

Net deferred asset	$27,128	$47,423

Deferred tax assets are recognized for tax loss carry-forwards, timing differences on share-based awards issued and other temporary differences, to the extent that the realization of the related tax benefit through future taxable profits is probable.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

15.	Trade and other payables

	June 30,	December 31,
	2014	2013
(in thousands)
Trade payables	$14,795	$22,876
Accrued employee expenses	43,847	73,195
Accrued marketing expenses	47,938	51,221
Social security and other indirect taxes	9,555	13,166
Liability relating to player balances	3,023	3,255
Other payables	11,945	8,394

Total trade and other payables	$131,103	$172,107

Liability relating to player balances is equal to the amount of cash held on behalf of customers (note 10).

16.	Share capital

As set out in note 2, during the period, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company, which became the parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company. Upon the exchange, the historical consolidated financial statements of MIHC became the historical consolidated financial statements of KDE. Following the reorganization all previous issued share classes in KDE, with the exception of Euro deferred shares were re-designated into ordinary shares with a par value of $0.00008 per share.

The total number of authorized shares by class is as follows:

	June 30,	December 31,
	2014	2013
A ordinary shares	—	2,237,175,000
B ordinary shares	—	49,460,000
C ordinary shares	—	23,687,500
D1 ordinary shares	—	158,815,925
D2 ordinary shares	—	30,642,738
D3 ordinary shares	—	58,097,805
E ordinary shares	—	21,310,000
Deferred ordinary shares	—	750,912,170
A preference shares	—	169,385,000
B preference shares	—	21,222,500
Ordinary shares	1,000,000,000	—
Preferred shares	12,500,000	—
Euro deferred shares	40,000	—

Total	1,012,540,000	3,520,708,638

The nominal value per share of the ordinary share class is $0.00008, the par value per share of the Euro deferred share class is $1.30 (€1.00).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Ordinary shares

There is one class of ordinary shares authorized with a nominal value of $0.00008 per share.

The holders of ordinary shares are entitled to receive dividends out of funds legally available at the time and in the amounts that the Company’s Board of Directors (the Board) may determine. Holders of ordinary shares are entitled to one vote per share. In the event of liquidation, reduction of capital or otherwise, the holders of ordinary shares shall be entitled to distribution of assets, after payments are made to preference shares in the Company then in issue, equally and pro rata to the number of ordinary shares held. Other than where statutory pre-emption rights have been disapplied by special resolution, any new shares will be offered for subscription to the holders of the ordinary shares in proportion to the shares held by each of them. Such statutory pre-emption rights have been disapplied for a period of five years.

Preferred shares

There is one class of preferred shares authorized with a nominal value of $0.00008 per share.

The holders of preferred shares are entitled to receive dividends at such rates, on such conditions and at such times as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall have such voting powers as are stated and expressed in any resolution adopted by the Board providing for the issue of preferred shares. Preferred shares shall be entitled to such rights upon the dissolution of the Company, or upon any distribution of its assets, as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall be convertible into, or exchangeable for, shares of any other class at such price or at such rates of exchange and with such adjustments as the Directors determine.

Euro deferred shares

There is one class of deferred shares authorized with a per share nominal value denominated in euros of €1.00 ($1.30).

Euro deferred shares are non-voting and not entitled to a dividend. Euro deferred shares shall only be entitled to participate in an exit event if the proceeds exceed €100 billion.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Movement in share capital is as follows:

	Ordinary Shares (1)		E Ordinary Shares		Deferred Shares		Total
	Shares	$	Shares	$	Shares	$	Shares	$
At January 1, 2014	299,614,834	23,970	17,227,880	1,378	503,355,703	40,151	820,198,417	65,499
Shares issued	11,025,583	881	—	—	—	—	11,025,583	881
Shares repurchased	(276,467)	(23)	(17,227,880)	(1,378)	—	—	(17,504,347)	(1,401)
Options exercised	2,102,343	168	—	—	—	—	2,102,343	168
Shares issued (IPO & Deferred)	15,533,334	1,243	—	—	40,000	52,040	15,573,334	53,283
Shares converted	(8,273,646)	(661)	—	—	8,273,646	661	—	—
Shares cancelled	—	—	—	—	(511,629,349)	(40,812)	(511,629,349)	(40,812)

At June 30, 2014	319,725,981	25,578	—	—	40,000	52,040	319,765,981	77,618

(1)	Includes unvested restricted shares. Refer to note 17 for further details.

Shares issued

On January 29, 2014, MIHC granted 10,855,580 D3 restricted shares, included within ordinary shares, for an aggregate purchase price of $3 million. These shares participated in the share-for-share exchange as described above. Immediately prior to the IPO on March 26, 2014, these D3 restricted ordinary shares were converted into restricted ordinary shares and deferred shares, which were subsequently cancelled.

MIHC also granted an additional 170,003 D1 restricted shares to selected employees and existing shareholders during the period.

Shares repurchased

On January 31, 2014, MIHC repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares.

During the period, MIHC repurchased 276,467 D1 ordinary shares, included within ordinary shares, from a former employee, for an immaterial amount.

Shares issued (IPO & Deferred shares)

Upon completion of the IPO on March 26, 2014, KDE issued 15,533,334 ordinary shares with a nominal value of $0.00008 per share.

On incorporation of KDE, 40,000 Euro deferred shares with a nominal value of €1.00 ($1.30) per share were granted to existing shareholders.

Shares cancelled

On March 25, 2014, all outstanding deferred ordinary shares of MIHC were bought back by the Company and cancelled.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

17.	Share-based payments

The Company has granted equity-settled and cash-settled share-based awards.

The following tables summarize the methods used to measure the fair value for each type of share-based award and the related vesting period over which the expense is recognized:

Awards currently in issue under share structure of the current parent, KDE:

Type of Award	Vesting period	Fair Value Measure	Classification
Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Restricted Stock Units	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

Awards previously in issue under share structure of MIHC:

Type of Award	Vesting period	Fair Value Measure	Classification
D1 Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D1 Share Options with linked D3 Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D2 Restricted Shares	Predominately over a four-year period with quarterly vesting	Monte Carlo valuation model	Equity-settled

Shadow Options	Upon completion of a qualifying exit event	Black-Scholes option pricing model	Equity-settled

Discretionary Bonus Units	50% upon initial public offering (IPO), 50% on first anniversary of IPO	Black-Scholes option pricing model	Cash-settled

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Restricted shares

The Company awarded the following restricted shares previously referred to as D1, D2 and D3 ordinary restricted shares (the restricted shares) to senior executives and selected employees during the six months ended June 30, 2014 and 2013:

	D1 Restricted Shares	D2 Restricted Shares	D3 Restricted Shares	Total Restricted Shares
At January 1, 2013	7,847,158	7,531,248	—	15,378,406
Granted	966,250	—	—	966,250
Vested	(1,338,108)	(2,097,613)	—	(3,435,721)

At June 30, 2013	7,475,300	5,433,635	—	12,908,935

At January 1, 2014	4,880,168	3,700,906	—	8,581,074
Granted	167,500	—	10,855,580	11,023,080
Forfeited	(69,844)	—	—	(69,844)
Vested	(2,070,536)	(994,374)	—	(3,064,910)
Converted	—	—	(8,273,646)	(8,273,646)

At June 30, 2014	2,907,288	2,706,532	2,581,934	8,195,754

The restricted shares are issued upon grant and contain claw-back provisions which lapse in accordance with the required service period. The Company recognizes the corresponding compensation expense of those awards, net of estimated forfeitures and has recognized a share-based payment expense for these awards of $2,074,265 and $2,679,414 for D1 restricted shares and $66,966 and $171,208 for D2 restricted shares in the six months ended June 30, 2014 and 2013, respectively, based on the fair value of the shares at date of grant. All D3 restricted shares are linked to share options (previously D1 share options) and are consequently excluded from the diluted weighted average number of shares in issue. All D1, D2 and D3 restricted shares are now included within ordinary shares.

The Company determines the grant date fair value of the restricted shares on the grant date using the Monte Carlo valuation model. The weighted-average fair value of all restricted shares granted for the six month period ended June 30, 2014 and 2013 was determined using the following assumptions:

	2014	2013
Weighted-average fair value ($)	22.47	6.08
Weighted average of key assumptions:
Share price ($)	22.47	6.08
Subscription price ($)	0.00008	0.78380
Hurdle price ($) - D1 Shares	—	0.21276
Expected term, in years	4.0	3.5
Risk-free interest rates	0.69%	0.13%
Expected volatility	55%	55%
Dividend yield	0%	0%

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Share options (previously D1 share options)

Previously, options granted to purchase D1 ordinary shares were referred to as “D1 share options”, upon the completion of the reorganization and IPO, all options granted are ordinary shares and referred to as “share options”.

The Company granted the following options to purchase ordinary shares to senior executives and selected employees, during the six months ended June 30, 2014 and 2013:

	2014	2013
At January 1,	19,054,987	7,402,488
Granted	7,849,174	65,000
Exercised	(2,102,343)	(325,000)
Cancelled	—	(1,003,750)

At June 30,	24,801,818	6,138,738

Exercisable at June 30,	2,798,808	3,643,965

The aggregate intrinsic value of options exercised was $34,503,685 for the six months to June 30, 2014 and $2,577,875 for the six months to June 30, 2013.

The options expire ten years after their grant date. The weighted-average remaining contractual life of the share options outstanding is 9.06 years as of June 30, 2014. The Company has recognized a share-based payment expense for these awards of $59,710,160 and $521,772 in the six months ended June 30, 2014 and 2013, respectively, and of this $49,710,779 and nil, respectively, related to options linked to D3 restricted shares.

The Company measures all share options at the fair value of the award on grant date using the Monte Carlo valuation model. The weighted-average fair value of all options granted for the six months ended June 30, 2014 and 2013 was determined using the following principal assumptions:

	2014	2013
Weighted-average fair value ($)	9.95	5.80
Weighted average of key assumptions:
Share price ($)	22.47	7.88
Exercise price ($) (1)	30.41	2.5293
Hurdle price ($)	—	0.09995
Expected term, in years	5.63	4.00
Risk-free interest rates	1.89%	0.21%
Expected volatility	55%	55%
Dividend yield	0%	0%

(1)	For the six months ended June 30, 2014, all share options were granted at an exercise price per share of between $9.87 and $31.37 and for the six months ended June 30, 2013, all D1 share options were granted at an exercise price per share of between $0.00008 and $4.11.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Restricted stock units (RSUs)

A restricted stock unit represents the right to receive one ordinary share on a specified date, subject to such conditions and restrictions, including continued employment or service.

The Company awarded the following RSUs to selected employees during the six months ended June 30, 2014:

2014
At January 1,	—
Granted	1,118,668
Forfeited	(12,843)

At June 30,	1,105,825

The Company recognized a share-based payment expense for these awards of $6,908,015 in the six months ended June 30, 2014 based on the fair value of the RSU at date of grant.

The Company determines the fair value of RSUs using the Black-Scholes option-pricing model. The weighted-average fair value of all options granted for the six months ended June 30, 2014 was determined using the following principal assumptions:

2014
Weighted-average fair value ($)	21.46
Weighted average of key assumptions:
Share price ($)	21.46
Expected term, in years	4
Risk-free interest rates	0.68%
Expected volatility	55%
Dividend yield	0%

Shadow options

Upon the IPO a significant portion of shadow options vested and were converted into share options, the remaining balance lapsed and were replaced with an equivalent number of RSUs.

The Company recognized a share-based payment expense for these awards of $78,780 and $144,688 in the six months ended June 30, 2014 and 2013, respectively, based on the fair value of the awards at date of grant.

The movement in shadow options during the six months ended June 30, 2013 and 2014 is as follows:

	2014	2013
At January 1,	223,750	—
Granted	—	223,750
Vested	(79,994)	—
Lapsed	(143,756)	—

At June 30,	—	223,750

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Discretionary Bonus Units (DBUs)

The following DBUs were outstanding at June 30, 2014 and 2013, respectively:

	2014	2013
At January 1,	1,051,086	1,229,927
Forfeited	—	(14,101)

At June 30,	1,051,086	1,215,826

Total expense of $10,321,785 and $25,523,459 were recorded in the six months ended June 30, 2014 and 2013, respectively, including mark-to-market adjustments of $3,094,832 and $23,519,845, respectively.

Upon IPO, the settlement value of the DBUs was determined. Fifty percent of the settlement value was paid subsequent to the IPO, with the remaining fifty percent payable on the first anniversary of the IPO and the unrecognized portion charged to employee expenses over the remaining vesting period.

The corresponding liability is recorded in trade and other payables.

The Company determines the fair value of DBUs using the Black-Scholes option-pricing model based on the following assumptions:

	2014	2013
Weighted-average fair value ($) (1)	55.56	15.22
Weighted average of key assumptions:
Share price ($)	—	15.22
Expected term, in years	—	0.5
Risk-free interest rates	—	0.06%
Expected volatility	—	55%
Dividend yield	—	0%

(1)	The final DBU value was based on the enterprise value of the Company upon IPO. Fifty percent of the settlement value was paid upon IPO with the remainder payable on the first anniversary of the IPO, provided that the employee remains in employment on the relevant payment date.

The share-based payments expense included in the condensed consolidated statements of operations is allocated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Cost of revenue	$479	$1,257	$3,513	$2,114
Research and development	11,534	14,373	25,600	24,791
Sales and marketing	1,511	335	3,301	731
General and administrative	14,579	1,008	46,746	1,404

Total share-based payments	$28,103	$16,973	$79,160	$29,040

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

18.	Related party transactions

All companies forming part of the Group are considered to be related parties as these companies are ultimately owned by King Digital Entertainment plc. The Group’s largest shareholder is Bellaria Holding S.a. r.l of whom Apax WW Nominees Ltd. is the sole shareholder, and advised by Apax Partners, a private equity firm affiliated with Roy Mackenzie and Andrew Sillitoe, members of the Board of Directors. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a)	Key management personnel remuneration

Key management personnel compensation for employee and director services during the period is shown below:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2014	2013	2014	2013
Short-term employee benefits	$3,125	$495	$22,216	$984
Share-based payments	16,630	739	50,484	753
Post-employment benefits	140	(72)	186	28

Total	$19,895	$1,162	$72,886	$1,765

(b)	Repurchase of shares

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares. D3 restricted shares, which is a new class of shares in 2014 converted into ordinary shares based on a pre-determined formula, which considered the value of the IPO value and specified hurdles.

(c)	Purchase of services and other costs

During the period the Company purchased consulting services and a software license from a company affiliated with S. Knutsson, the Chief Creative Officer and a member of the Board of Directors.

Upon completion of the IPO, the Company assumed some related costs on behalf of certain shareholders.

(i)	The purchase of services and other costs from related parties is shown below:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2014	2013	2014	2013
Entity related to key management personnel	$317	$214	$654	$380
Shareholders	600	145	2,100	145

Total	$917	$359	$2,754	$525

(ii)	Balances arising from the purchase of services and other costs from related parties as of June 30, 2014 and 2013 are shown below:

(in thousands)	2014	2013
Entity related to key management personnel	$116	$112
Shareholders	—	145

Total	$116	$257

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

19.	Dividends per share

An interim dividend of $1.987 per share, amounting to a total dividend of $217.1 million, was declared by the Board of Directors on January 31, 2014 and paid on February 6, 2014.

20.	Events after the end of the reporting period

Acquisition

On August 6, 2014, the Company acquired 100% of the equity of Nonstop Games Oy, a games developer based in Singapore. Total consideration for the acquisition consists of a $6 million upfront cash payment and up to $84 million of contingent consideration based upon criteria linked to revenues from games developed. $16 million of the contingent consideration can be secured through the continued employment of certain Nonstop Games employees regardless of meeting the contingent consideration revenue criteria. The contingent consideration and the related employment-linked payments will be paid in cash annually over a four year period subsequent to the acquisition date

An additional upfront payment was made to certain Nonstop Games employee shareholders of $10 million which relates to their continued employment over a one year period subsequent to the acquisition date.

The fair value of the contingent consideration will be initially estimated for inclusion in the purchase price allocation and will be revalued in subsequent periods until settled, with changes in the estimated fair value of the contingent consideration recorded as an expense in the Consolidated Statements of Operations.

Through this acquisition, the Company will be adding new games outside of its traditional casual genre. The Nonstop Games studio will remain in Singapore and continue to develop games which are expected to launch in 2015.

Special dividend

The Company’s Board of Directors approved a special dividend to shareholders in the aggregate amount of $150 million to be payable to shareholders of record on September 30, 2014. This represents a dividend of approximately $0.469 per ordinary share (based on shares outstanding as of August 12, 2014). In addition, the Company’s executive officers, directors, founders and affiliated funds, including Bellaria Holding S.a. r.l of whom Apax WW Nominees Ltd is the sole shareholder together representing 80% of shares outstanding as of August 12, 2014, have agreed to a new lock up with the Company through the date following the Company’s announcement of fourth quarter and full year 2014 earnings.